SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                        SEC File Number: 0-51313
                                                         CUSIP Number: 830695102


             |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
                         |_| Form N-SAR |_| Form N-CSR


                      For the Period Ended: March 27, 2009


          |_| Transition  Report on Form 10-K
          |_| Transition Report on Form 20-F
          |_| Transition  Report on Form 11-K
          |_| Transition Report on Form 10-Q
          |_| Transition Report on Form N-SAR For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION


IEH Corporation
---------------------------------------------------
Full Name of Registrant

140 58th Street, Suite 8E
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Address of Principal Executive Offices (street and
number)

Brooklyn, NY 11220
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City, State and Zip Code

PART II -- RULES 12b-25 (b) AND (c)


          If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

|X|       |       (a) The reasons  described in reasonable detail in Part III of
          |       this form could not be eliminated without  unreasonable effort
          |       or expense;

|X|       |       (b) The subject annual report,  semi-annual report, transition
          |       report on Form 10-K,  Form 20-F, Form 11-K, Form N-SAR or Form
          |       N-CSR,  or  portion  thereof,  will be filed on or before  the
          |       fifteenth  calendar day following the  prescribed due date; or
          |       the  subject  quarterly  report or  transition  report on Form
          |       10-Q, or portion thereof, will be filed on or before the fifth
          |       calendar day following the prescribed due date; and
          |
          |       (c) The  accountant's  statements or other exhibit required by
          |       Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


IEH Corporation (the "Registrant") files this report for a 15-day extension for filing its Annual Report on Form 10-K for the period ended March 27, 2009 ("Form 10-K"). The Registrant will not be in position to file its Form 10-K by the prescribed filing date without unreasonable effort or expense due to the delay experienced by the Registrant in completing its financial statements for the period ended March 27, 2009. This has resulted in a delay by the Registrant in obtaining the review of such financial statements by its independent registered public accounting firm. Therefore, Registrant's management is unable to finalize the financial statements and prepare its discussion and analysis in sufficient time to file the Form 10-K by the prescribed filing date. The Registrant anticipates that it will file its Form 10-K no later than fifteenth calendar day following the prescribed filing date.


PART IV -- OTHER INFORMATION


            (1) Name and telephone number of person to contact in regard to this notification


        Robert Knoth                 (718)       492-9673
        --------------------------  ----------  --------------------------

        Name                         Area        Telephone Number
                                     Code

          (2) Have all other  periodic  reports  required under Section 13 or 15
     (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_|No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to record income before income taxes for the fiscal year ended March 27, 2009 of approximately $1,400,000 as compared with income before income taxes of $625,944 for the fiscal year ended March 28, 2008. The Company expects to record net income for the fiscal year ended March 27, 2009 of approximately $947,000 as compared with net income of $603,865 for the fiscal year ended March 28, 2008. The Company anticipates that revenues (net sales) for the fiscal year ended March 27, 2009 will be approximately $10,700,000 as compared with revenues (net sales) of $7,805,443 for the fiscal year ended March 28, 2008

                                    SIGNATURE

                                 IEH Corporation
                                 ---------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 25, 2009                       By:  /s/ Robert Knoth
                                               ---------------------------------
                                               Robert Knoth
                                               Chief Financial Officer